SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Date of Report: February 28, 2007

Scopus Video Networks Ltd.
(Translation of registrant’s name into English)

10 Ha’amal St., Park Afek, Rosh Ha’ayin 48092
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the Registrant’s press release, dated February 28, 2007, entitled “Scopus Video Networks Appoints Eitan Koter President. Executive Changes Aligned With Company’s Focus”.

This Form 6-K is hereby incorporated by reference into Scopus Video Networks Ltd.‘s, Registration Statement on Form S-8 (Registration No. 333-133995).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCOPUS VIDEO NETWORKS LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg Chief Financial Officer

Date: February 28, 2007

Press Release

Scopus Video Networks Appoints Eitan Koter President

Executive Changes Aligned With Company’s Focus

Tel Aviv: 28 February 2007– Scopus Video Networks (NASDAQ:SCOP), a provider of digital video networking solutions, announced today the appointment of Mr. Eitan Koter to the position of Scopus’ President. The company also announced the appointment of Mr. Ovadia Cohen, current VP Marketing, to the position of Vice President, Business Development and Marketing Communications. Both report to Scopus’ CEO, Dr. Yaron Simler.

Mr. Koter, promoted from his VP Sales position, will be responsible for enhancing Scopus’ business operations and improving the synergy of sales and marketing. Mr. Cohen will be in charge of expanding Scopus’ partnerships and defining Scopus’ next generation strategy.

Dr. Simler stated “these management changes are designed to further the company’s strategic focus on system solutions, reinforce its growing status in the OEM market and strengthen Scopus’ ability to further capitalize on the emerging opportunities stemming from market convergence. Eitan’s proven organizational skills and drive will enable Scopus’ to better execute its strategic direction, while Ovadia’s invaluable knowledge, as an industry veteran, will serve to further drive Scopus’ growth strategy, expand strategic partnerships and develop next generation platforms.”

About Scopus Video Networks:
Scopus Video Networks (NASDAQ:SCOP) develops, markets, and supports digital video networking solutions that enable network operators to offer advanced video services to their subscribers. Scopus’ products support digital television, HDTV, live event coverage, and content distribution.

Scopus provides a comprehensive digital video networking solutions offering, including intelligent video gateways, encoders, decoders, and network management products. Scopus’ products are designed to allow network operators to increase service revenues, improve customer retention, and minimize capital and operating expenses.

Scopus’ customers include satellite, cable, and terrestrial operators, broadcasters and telecom service providers. Hundreds of network operators use Scopus’ solutions worldwide.

For more information visit: www.scopus.net

Contacts:
Scopus’ Corporate Contact – Rinat Yeffet
Tel. +972-3-9007767, rinaty@scopus.net

PR Agency: Shuman & Associates
Tel. +1-812-272-2596, joshs@shumanpr.com

IR Consultants: GK Investor Relations
Tel. +1-866-704-6710, ehud@gkir.com / kenny@gkir.com

This press release contains forward-looking statements concerning our marketing and operations plans. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations and estimates, which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the evolving market for digital video in general and the infancy of the video-over-IP in particular and the ability to successfully demonstrate to service providers integrated solutions, general economic conditions and other risk factors. Scopus does not undertake any obligation to update forward-looking statements made herein.

Corporate Office	Americas
Scopus Video Networks Ltd.	Scopus Video Networks Inc.
10 Ha'amal St, Park-Afek, Rosh-Ha'ayin 48092, Israel	3 Independence Way, Princeton, New-Jersey 08540
Tel: + 972-3-9007777, Fax: + 972-3-9007888	Tel: (609) 987-8090, Fax: (609) 987-8095
E-mail: info@scopus.net www.scopus.net	E-mail: info@scopususa.com www.scopususa.com